Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ocelot Acquisition Corporation I (the “Company”) on Amendment No.2 to Form S-1 (File No. 333-253327) of our report dated January 29, 2021, except for the 3rd paragraph of Note 8 which is dated March 31, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Ocelot Acquisition Corporation I as of December 31, 2020 and for the period from February 25, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 31, 2021